PUBLIC

[redacted]

15045292

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68513

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Achates Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3201 New Mexico Avenue, N.W. Ste 247
(No. and Street)

Washington	D.C.	20016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roger W. Mehle (202) 887-0552
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G. Hirshenson, Chartered
(Name – *if individual, state last, first, middle name*)

50 W. Edmonston Drive Ste 603	Rockville	MD	20852
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 30 2015
19 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger W. Mehle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Achates Capital Advisors LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Roger W. Mehle
Signature

Chairman and Chief Executive Officer
Title

Linda D. Evans-Cromer
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDA D. EVANS-CROMER
NOTARY PUBLIC
MY COMMISSION EXPIRES 12/14/2018
DISTRICT OF COLUMBIA

District of Columbia: SS
Subscribed and Sworn to before me
this 26 day of January, 2015
Linda D. Evans-Cromer
Notary Public, D.C.
My commission expires 12-14-2018

ACHATES CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ACHATES CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Achates Capital Advisors LLC
Washington, DC

We have audited the accompanying statement of financial condition of Achates Capital Advisors LLC as of December 31, 2014. This financial statement is the responsibility of Achates Capital Advisors LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Achates Capital Advisors LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

January 23, 2015

ACHATES CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$ 17,810
Prepaid expenses	352
Furniture and equipment, net of accumulated depreciation of $412	1,050
Security deposit	1,258
TOTAL ASSETS	$ 20,470
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Accounts payable and accrued expenses	$ 5,461
Members' Equity	15,009
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 20,470

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

ACHATES CAPITAL ADVISORS LLC

NOTES TO FINANCIAL STATEMENTS

1 – Nature of Business and Summary of Significant Accounting Policies

Achates Capital Advisors LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The accounts of the Company are maintained and the financial statements are prepared on the accrual basis of accounting. The accounting and reporting policies of the Company conform to general practices within the brokerage industry.

Cash and cash equivalents consist of a checking account and a deposit account with FINRA. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures at the date of the financial statements. Actual results could differ from the estimates made in the preparation of the financial statements.

2 - Property and Equipment

Property and equipment is recorded at acquisition cost. Depreciation is provided for using the straight-line method over estimated useful lives of 10 years. Expenditures for minor repairs and maintenance are charged to expense as incurred.

3 - Income Taxes

The Company is organized as a limited liability company and is therefore not a taxable entity. The members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for Federal income taxes is included in the financial statements.

4 - Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $12,349, which was $7,349 in excess of its required net capital of $5,000. Its ratio of aggregate indebtedness to net capital was .4422 to 1.

5 - Related Party Transactions

The payment for most of the Company's operating expenses is advanced by a company controlled by its current majority member. Under an expense sharing arrangement, the related company bills the Company for 25% of certain specified costs incurred. These costs include such items as secretarial services, telephone and Internet charges, and rent (Note 6). Other expenses that relate directly to the Company that have been advanced are reimbursed in full.

6 - Commitments

Effective February 2012, the Company, along with other related parties, jointly and severally executed a five year lease for office space at an annual base rent of $30,195. One of the joint tenants, an entity which is controlled by the Company's majority member, has agreed to assume 75% of the rent and related charges under the lease. The lease contains an escalation clause of 3% per year. Rent expense was $8,065 for the year ended December 31, 2014.

7 - Subsequent Events

Management has evaluated events through January 23, 2015, the date on which the financial statements were available to be issued.